March 1, 2021

Attention:	Irene Barberena-Meissner Loan Lauren Nguyen Ethan Horowitz Joseph Klinko John Hodgin

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:    Vine Energy Inc.

Registration Statement on Form S-1

File No. 333-253366

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Vine Energy Inc. (the “Company”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value $0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-253366 (the “Registration Statement”). In addition, the Company has included certain changed pages that it plans to include in the Registration Statement for the Staff’s review.

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of March 1, 2021. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $17.00 to $20.00 per share of Common Stock, with a midpoint of $18.50 per share. In the Offering, the Company proposes to sell up to 20,412,500 shares of Common Stock, which includes 2,662,500 shares of Common Stock that the underwriters have the right to purchase to cover over-allotments. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as the Company’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

The Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the Offering terms set forth herein, as well as such other terms as discussed. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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If you have any questions with respect to the foregoing, please contact Matthew Pacey of Kirkland & Ellis LLP at (713) 836-3786 or Michael Rigdon of Kirkland & Ellis LLP at (713) 836-3647.

Very truly yours,

VINE ENERGY INC.

By:	/S/ ERIC D. MARSH
Name: Eric D. Marsh
Title: Chairman and Chief Executive Officer

Enclosures

cc:

Wayne Stoltenberg (Vine Energy Inc.)

Jonathan Curth (Vine Energy Inc.)

Matthew R. Pacey, P.C. (Kirkland & Ellis LLP)

Michael W. Rigdon (Kirkland & Ellis LLP)

Alan Beck (Vinson & Elkins L.L.P.)

Thomas G. Zentner (Vinson & Elkins L.L.P.)